BACON LAW GROUP

Thomas C. Bacon, Principal	1601 N. Sepulveda Boulevard, #349
TBacon@baconlawgroup.com	Manhattan Beach, CA 90266
(310) 880-2698

April 30, 2015

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on April 21, 2015 and April 28, 2015 from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 10 (“Amendment 10”) to its Registration Statement on Form N-2 (File No. 333-174873), we submit this letter in response to your comments.

Concurrently with the filing of this letter, the Company has filed with the SEC its Post-Effective Amendment No. 11 to the Company’s Form N-2 (“Amendment 11”). For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1: Please confirm that the Company’s Post-Effective Amendment to its Form N-2 will be filed under the Company’s registration number 333-174873.

Response: The Company filed Amendment 10 twice, once under its registration number of 333-174873 and once under file number 811-22571. The filing under file number 811-22571 was a mistake. Amendment 11 will be filed under file number 333-174873.

Comment 2: In discussing payments to shareholders in the Company’s Form 8-K filed on April 3, 2015 as well as in other filings, the Company used the term “dividends” to refer to payments made to shareholders rather than the term “distributions”. The Company should use the term “distributions” rather than “dividends” since the character of the distributions is not known at the time of declaration. This comment applies to all communications to stockholders.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Response: As requested, the Company hereby undertakes to use the term “distributions” rather than “dividends” in its financial statements, filings and in other communications to stockholders in all future periods to the extent that such term is consistent with GAAP. In addition, the Company will include the sample disclosure you provided to us in all communications to shareholders concerning distributions. In Amendment 11, we have used the term “distributions” rather than “dividends.”

Comment 3: With respect to the fee table contained on pages 18-19 of Amendment 9, (i) please confirm whether the Company continues to expect to sell $50 million of its common stock over the next 12 months following the effective date of this offering; and (ii) please discuss how the Company’s estimate of total annual expenses of 6.0% is reasonable based on actual expenses incurred of 23.6% for the fiscal year ended December 31, 2014.

Response: (i) In Amendment 11, we revised the disclosure to indicate that the Company intends to raise $50 million during the 2015 calendar year. The Company believes that $50 million is still a reasonable estimate of the amount of common stock the Company expects to sell during 2015. To date, the Company has raised $3,556,210 in gross proceeds from the sale of its shares, of which approximately $500,000 was raised in calendar 2015. However, it should be noted that although the Company’s N-2 was first declared effective in September 2012, the Company did not actually commence the selling of its securities until November 2013, after its post-effective amendment no. 7 was declared effective by the SEC and after it had cleared other regulatory hurdles, including approval of FINRA and approval of the majority of the states in which it attempts to sell. Further, the Company only recently completed its minimum offering and was unable to pay commissions to its dealer manager and any of its participating dealers until the minimum offering was completed. Shortly after meeting the minimum offering, the Company later suspended its offering in August 2014 pending the Staff’s review of the Company’s post-effective no. 8 and recommenced its offering at the end of November 2014, after the Company’s post-effective amendment no. 9 was declared effective by the SEC. Once the Company recommenced its offering in November 2014, it took some time for the Company to regain the momentum it had lost during the suspension of its offering.

The Company now believes that it has regained that momentum and expects to be successful in the sale of $50 million of its securities during 2015. Some of the factors considered by the Company in making this determination include the fact that the Company’s dealer manager has almost doubled the size of its selling group in the past year; and of the approximately $500,000 raised in 2015, approximately $250,000 of that amount was raised in the past 30 days. Based on these factors, the Company believes that it now has the distribution infrastructure in place, as well as the momentum necessary, to sell approximately $50 million of its securities in 2015. However, the Company hereby undertakes that it will file and distribute a supplement to its prospectus to update the fee table as soon as it becomes apparent that $50 million of gross proceeds will not be raised in 2015.

(ii)      The Company understands that its total annual expenses currently exceed the 6% estimate included in Amendment 10. However, as is discussed above, prior to 2015, the Company incurred considerable expenses, and suffered numerous delays, in connection with its offering. As is discussed in Amendment 11 and in response to comment (i), above, the Company believes that it now has the sales force in place and sufficient traction in its offering to raise at least $50 million in offering proceeds by the end of 2015 and the estimate of 6% annual expenses in Amendment 11 is based on the Company raising at least $50 million from its offering during 2015. Finally, as is reflected in the expense reimbursement table included in Amendment 11, the Company’s operating expense ratios have shown a rapid decline on a quarterly basis and the Company expects this trend to continue as its offering proceeds increase. However, consistent with its response to subsection (i), above, the Company hereby undertakes that it will file and distribute a supplement to its prospectus to update its estimate of its annual expenses as a percentage of net assets as soon as it becomes that either the Company will not achieve $50 million of net assets by the end of 2015 or its annual expenses as a percentage of net assets will exceed 6%.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Comment 4: The table included on page 50 of Amendment 10 seems to indicate that distributions were paid to shareholders in 2013 and 2012, however in other parts of Amendment 10, you indicate that distributions were not paid during these years. Please explain.

Response: For the 4th quarter 2014, the Company declared and paid distributions in arrears. The distribution declared on January 15, 2015 was for the activity in the 4th quarter. The table included on page 50 of Amendment 10 is not correct. Below is the correct version of that table, reflecting the January payment, which is also included in Amendment 11.

	Period Ended March 31, 2015
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$-	-
Borrowings	-	-
Net investment income	16,211	94%
Short-term capital gains proceeds from the sale of assets	1,103	6%
Long-term capital gains proceeds from the sale of assets	-	-
Total	$17,314	100%

Comment 5: In the Company’s balance sheet for the year ended December 31, 2014, the Company included a line-item for “Temporary Equity” of $1,181,037. Please discuss why these shares were classified as “temporary equity” and how this amount was calculated.

Response: As is indicated in Amendment 10, the Company previously failed to fulfill its obligations under Section 10(a)(3) of the Securities Act regarding the updating of its financial statements for the period from May 1, 2014 until the Company suspended its offering on August 14, 2014. During this period, the Company sold 87,481.04 shares of its common stock for aggregate gross proceeds of $1,276,152. The amount of $1,181,037 included as temporary equity on the Company’s balance sheet reflects the net proceeds received by the Company from the sale of these 87,481.04 shares after the deduction of sales loads. This presentation net of the sales load accurately depicts the amount the Company would have return to the shareholders if all shares subject to recession were executed, which equals the principal amount received by the Company. The portion represented by the sales load is fully indemnified by the Adviser, and as such, would not impact the Company’s balance sheet.

Shareholders who purchased the 87,481.04 shares sold by the Company between May 1, 2014 and August 14, 2014, have an automatic rescission right to put their shares back to the Company in exchange for their full purchase price plus interest. This rescission right will expire one year from the date each shareholder purchased their shares from the Company. During the period that these shares are subject to rescission, the Company has classified these shares as temporary equity in reliance on SEC Topic D-98 published by the Financial Accounting Standards Board entitled “Classification and Measurement of Redeemable Securities”. Per this release, shares that have any redemption feature that is not solely within the control of the issuer must be classified outside of permanent equity. The Company has no control over any shareholders desire to tender for rescission all or any part of the 87,481.04 shares sold by the Company between May 1, 2014 and August 14, 2014, and therefore these shares will be classified as temporary, and not permanent, equity, until the one-year time limit on automatic rescission rights expires with respect to these shares.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Comment 6: On the Company’s Schedule of Investments, you asked that the Company (i) separately disclose if any of the securities pay PIK interest; (ii) indicate if any of the securities are not qualifying assets; and (iii) for securities paying interest based on LIBOR, disclose any interest rate floors associated with these investments.

Response: (i) To date, none of the Company’s securities pay PIK interest. However, the Company in all future filings will separately disclose any PIK interest payable by any of the securities held in its portfolio.

(ii) All of the securities currently held by the Company are classified as qualified assets. If the Company acquires any securities that are not considered qualifying assets, the Company will indicate (by footnote or otherwise) those non-qualifying securities listed in its Schedule of Investments.

(iii) All of the Company’s LIBOR-based investments have an interest rate floor of 1%. Going forward, the Company will explicitly disclose the interest rate floors (if any) for all of its variable rate investments.

Comment 7: You requested that, going forward, the Company include in a footnote to its Schedule of Investments the disclosure required by footnote 8 of Section 12-12 of Regulation S-X.

Response: The Company will include this disclosure in all future filings.

Comment 8: In the Company’s Statement of Operations, under the heading “Investment income”, the Company needs to separately disclose interest, dividend and fee income.

Response: To date, all of the Company’s investment income has consisted of interest income. However, as required, in all future filings, the Company will separately identify the sources of income as these additional sources are added. Additionally, if all the investment income is interest income, the heading ‘Investment Income’ will become ‘Interest Income’.

Comment 9: In the Company’s Statement of Operations, the Company should separately disclose any category of expenses that exceeds 5% of the Company’s total expenses.

Response: In the Management’s Discussion and Analysis section of the Amendment 10 and the Company’s 10-K, the Company provides separate disclosure of all components of expenses that exceeded 5% of total operating expenses. Going forward, the Company will include this disclosure in the notes to its financial statements as well.

Comment 10: Please confirm that the Company does not have any unfunded commitments to fund any of its portfolio companies.

Response: The Company does not have any unfunded commitments to fund any of its portfolio companies. Should the Company have unfunded commitments, it will set aside liquid assets to cover these unfunded commitments. Additionally, the Company will include in its future filings the required disclosure regarding such commitments.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Any unfunded commitments will be disclosed separately by portfolio company and will be accounted for in accordance with the guidance set forth in the  January 2006 AICPA Expert Panel Meeting.

Comment 11: Please confirm and disclose that the Company also accrues incentive fees based on unrealized appreciation, as necessary. See 2011/12 AICPA Audit Risk Alert, Investment Company Industry Developments, Section 82.

Response: While not applicable in the recent 10-K filing, the Company hereby confirms that it shall accrue incentive fees on unrealized appreciation, if any, on its investments in its future filings.

Comment 12: The Company’s Statement of Changes in Net Assets shows ($17,344) of offering costs incurred by the Company in 2014. Please discuss these expenses in light of the Company’s current arrangement with its Adviser for the reimbursement of expenses.

Response: Under the terms of the Company’s expense reimbursement agreement with its Adviser, the Adviser may, in consultation with the Company, advance or reimburse up to 100% of the Company’s offering expenses. To the extent the Adviser elects to advance or reimburse less than 100% of the Company’s offering costs, the Company is responsible for the balance. In 2014, the Adviser paid or reimbursed the Company for all but $17,344 of the Company’s offering costs. The Company paid these costs directly and these costs are reflected accordingly in the Company’s financial statements.

Comment 13: Please discuss the operating costs advanced to the Company by the Adviser as reflected in the table included in Note 4 to the Company’s financial statements and how these amounts tie to the Company’s Statement of Operations.

Response: The table of operating costs advanced by the Adviser presented in these filings does not include the adjustment for the board fees settled late in the fourth quarter of 2014. As is discussed in Amendment 10, in connection with the restructuring of the fees payable to the board, the independent directors agreed to accept a cash payment in exchange for the fees that they had previously agreed to defer. The deferred fees totaled $207,750 and the independent directors agreed to accept cash payments totaling $65,000 as full and complete satisfaction of all deferred director fees owed to them.

The net decrease in board expenses previously advanced by the Adviser was $142,750. The sum of this table net of this amount equals the reimbursement from the Adviser as reflected in the Statements of Operations in the 10-K. An updated table, net of the reduced board fees in each period is below and this table is also included in Amendment 11.

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

Quarter Ended	Amount of Expense Payment Obligation	Operating Expense Ratio as of the Date Expense Payment Obligation Incurred(2)	Annualized Distribution Rate as of the Date Expense Payment Obligation Incurred(3)	Eligible for Reimbursement Through
December 31, 2013(1)	$294,357	238.40%	-	December 31, 2016
March 31, 2014	$68,293	148.96%	-	March 31, 2017
June 30, 2014	$70,027	23.17%	-	June 30, 2017
September 30, 2014	$92,143	20.39%	-	September 30, 2017
December 31, 2014	$115,777	11.15%	-	December 31, 2017

(1)	Reflects the period from inception (April 29, 2011) through December 31, 2013
(2)
“Operating Expense Ratio” includes all expenses borne by us, except for organizational and offering expenses, base management and incentive fees owed to our Adviser, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. The Company did not achieve its minimum offering amount until June 25, 2014 and as a result, did not invest the proceeds from the offering and realize any income from investments prior to the end of its fiscal quarter.

(3)
“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by our Adviser. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders. The Company did not achieve its minimum offering amount until June 25, 2014 and as a result, did not have an opportunity to invest the proceeds from the offering and realize any income from investments or pay any distributions to stockholders prior to the end of its fiscal quarter.

In order to reconcile this updated table, the prior amounts reported and the adjustments for the removal of the $142,750 in board fee expense is summarized below:

Quarter Ended	Prior Amount of Expense Payment Obligation	Amount of Board Fee Reduction	Adjusted Amount of Expense Payment Obligation
December 31, 2013(1)	$391,240	$96,883	$294,357
March 31, 2014	$84,269	$15,976	$68,293
June 30, 2014	$86,003	$15,976	$70,027
September 30, 2014	$106,057	$13,914	$92,143
December 31, 2014	$115,777	$0	$115,777
Total	$783,346	$142,750	$640,597
(1)	Reflects the period from inception (April 29, 2011) through December 31, 2013

          Comment 14: Please explain each line item and disclose that this is a cumulative chart. For example, please explain that offering costs are amounts advanced by the adviser that are subject to reimbursement. Please include an aging chart showing the expiration dates of the offering costs subject to reimbursement. Please explain what is included in the line item “due to related party offset” and “reimbursements received from sponsor”.

	December 31,
	2014	2013
Operating Expenses	$640,597	$391,240
Offering Costs	1,060,438
Due to related party offset	(1,105,341)
Reimbursements received from Sponsor	(342,715)	-
Total Reimbursement due from Sponsor	$252,979	$391,240

Stephanie Hui, Esq.
Christina DiAngelo Fettig
April 30, 2015

The chart above, on a cumulative basis, discloses the components of the Reimbursement due from Sponsor:

•	Operating Expenses are the amounts reimbursed by the Sponsor for the operating costs of the Company. See the chart included in Comment 13 above for the reconciliation of this amount.
•
Offering Costs are the cumulative amount of organizational and offering expenses reimbursed by the Sponsor to the Company and subject to future reimbursement per the terms of the Conditional Support and Reimbursement Agreement. The following chart summarizes these amounts:

Quarter Ended	Amount of Offering Cost Payment Obligation	Eligible for Reimbursement Through
June 30, 2014	$898,518	June 30, 2017
September 30, 2014	$71,060	September 30, 2017
December 31, 2014	$90,860	December 31, 2017

•	Due to related party offset represents the cash paid directly for operating and offering expenses by the Sponsor.
•	Reimbursements received from sponsor are the amounts paid in cash to the Company by the Sponsor for reimbursement of operating and offering costs.

Comment 15: In Note 8 to the Company’s financial statements, please explain how the Company calculates $0.15 per share of offering costs as reflected in the financial highlights table for 2014.

Response: As indicated above, under the Company’s expense reimbursement agreement with its Adviser, the Adviser is permitted to advance or reimburse the Company’s organizational, offering and operating expenses but is not required to reimburse 100% of such expenses. The $0.15 per share of offering expenses reflected in the financial highlights table reflects the offering expenses that were paid by the Company that the Adviser chose not to advance or reimburse.

We believe that this letter is responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.
Attorney for
Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024

April 30, 2015

VIA EDGAR
Stephanie Hui, Esq.
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-174873

Dear Ms. Hui and Ms. Fettig.

Reference is made to the letter dated April 30, 2015 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 11 to its Registration Statement on Form N-2 (File No. 333-174873).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen
Craig Faggen, President,
Triton Pacific Investment Corporation, Inc.